UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1805, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Notice and Access Notification
99.4	Proxy
99.5	Financial Statement Request Form
99.6	Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

April 26, 2016